082-00913

J Sainsbury plc

J Sainsbury plc
33 Holborn
London
EC1N 2HT

Telephone 020 7695 6000
www.j-sainsbury.co.uk

Securities and Exchange Commission
Office Of the International Corporate Finance
Room 3094 STOP 3-6
450 Fifth Street N.W.
Washington DC 20549
USA

Ext: 020 7695 6378
Fax: 020 7695 6378
Date: 25 June 2009

09046456

SUPPL

Dear Sir

J Sainsbury Announces: Director/PDMR Shareholding & Holding (s) in Company.

Please find enclosed copies of the above announcements made to the London Stock Exchange on 25th June 2009.

SEC
Mail Processing
Section

JUL 01 2009

Washington, DC
122

Yours sincerely

Hazel Jarvis
Deputy Secretary

Enc

TR-1: NOTIFICATION OF MAJOR INTERESTS IN SHARES

1. **Identity of the issuer or the underlying issuer of existing shares to which voting rights are attached:**
   J Sainsbury plc

2. **Reason for the notification** (please tick the appropriate box or boxes):

   An acquisition or disposal of voting rights: (Yes)

   An acquisition or disposal of qualifying financial instruments which may result in the acquisition of shares already issued to which voting rights are attached. ( )

   An acquisition or disposal of instruments with similar economic effect to qualifying financial instruments: ( )

   An event changing the breakdown of voting rights: ( )

   Other (please specify): ( )

3. **Full name of person(s) subject to the notification obligation:**
   Legal & General Group Plc (L&G)

4. **Full name of shareholder(s)** (if different from 3.):
   Legal & General Assurance (Pensions Management) Limited (PMC)

5. **Date of the transaction (and date on which the threshold is crossed or reached if different):**
   23 June 2009

6. **Date on which issuer notified:**
   24 June 2009

7. **Threshold(s) that is/are crossed or reached:**
   From 4% - 3% (L&G)

8. **Notified details:**
   ....

A: Voting rights attached to shares

Class/type of shares if possible using the ISIN CODE	**Situation previous to the Triggering transaction** (vi)	
	Number of shares	**Number of voting Rights** (viii)

justina.marfo

ORD GBP 0.28571428	69,825,844		69,825,844

Resulting situation after the triggering transaction

Class/type of shares if possible using the ISIN CODE	Number of shares	Number of voting rights (ix)		% of voting rights	
		Direct (x)	Indirect (xi)	Direct	Indirect
ORD GBP 0.28571428	73,535,968	73,535,968		3.99	

B: Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Expiration Date (xiii)	Exercise/Conversion Period/ Date (xiv)	Number of voting rights that may be acquired if the instrument is exercised/ converted.	% of voting rights

C: Financial Instruments with similar economic effect to Qualifying Financial Instruments

Resulting situation after the triggering transaction

Type of financial instrument	Exercise price	Expiration date	Exercise/ Conversion period	Number of voting rights instrument refers to

Total (A+B+C)

Number of voting rights	% of voting rights
73,535,968	3.99

9. Chain of controlled undertakings through which the voting rights and/or the financial instruments are effectively held, if applicable

justina.marfo

Legal & General Group Plc (Direct and Indirect) (Group)

Legal & General Investment Management (Holdings) Limited (LGIMH) (Direct and Indirect)

Legal & General Investment Management Limited (Indirect) (LGIM)

Legal & General Group Plc (Direct) (L&G) (73,535,968 – 3.99% = LGAS, LGPL & PMC)

Legal & General Investment Management (Holdings) Limited (Direct) (LGIMHD) (67,356,337-3.65%=PMC)

Legal & General Assurance (Pensions Management) Limited (PMC) (67,356,337 – 3.65% = PMC)

Legal & General Insurance Holdings Limited (Direct) (LGIH)

Legal & General Assurance Society Limited (LGAS & LGPL)

Legal & General Pensions Limited (Direct) (LGPL)

Proxy Voting:

10. Name of the proxy holder:
N/A

11. Number of voting rights proxy holder will cease to hold:
N/A

12. Date on which proxy holder will cease to hold voting rights:
N/A

13. Additional information:

Notification using the total voting rights figure of 1,841,640,629

14. Contact name:

Helen Lewis (LGIM)

15. Contact telephone number:

020 3124 3851

Notes to the Forms

(i) This form is to be sent to the issuer or underlying issuer and to be filed with the competent authority.

(ii) Either the full name of the legal entity or another method for identifying the issuer or underlying issuer, provided it is reliable and accurate.

(iii) This should be the full name of (a) the shareholder; (b) the person acquiring, disposing of or exercising voting rights in the cases provided for in DTR5.2.1 (b) to (h); (c) all the parties to the agreement referred to in DTR5.2.1 (a), or (d) the direct or indirect holder of financial instruments entitled to acquire shares already issued to which voting rights are attached, as appropriate.

In relation to the transactions referred to in points DTR5.2.1 (b) to (h), the following list is provided as indication of the persons who should be mentioned:

- in the circumstances foreseen in DTR5.2.1 (b), the person that acquires the voting rights and is entitled to exercise them under the agreement and the natural person or legal entity who is transferring temporarily for consideration the voting rights;

- in the circumstances foreseen in DTR 5.2.1 (c), the person holding the collateral, provided the person or entity controls the voting rights and declares its intention of exercising them, and person lodging the collateral under these conditions;

- in the circumstances foreseen in DTR5.2.1(d), the person who has a life interest in shares if that person is entitled to exercise the voting rights attached to the shares and the person who is disposing of the voting rights when the life interest is created;

- in the circumstances foreseen in DTR5.2.1 (e), the parent undertaking and, provided it has a notification duty at an individual level under DTR 5.1, under DTR5.2.1 (a) to (d) or under a combination of any of those situations, the controlled undertaking;

- in the circumstances foreseen in DTR5.2.1 (f), the deposit taker of the shares, if he can exercise the voting rights attached to the shares deposited with him at his discretion, and the depositor of the shares allowing the deposit taker to exercise the voting rights at his discretion;

- in the circumstances foreseen in DTR5.2.1 (g), the person that controls the voting rights;

- in the circumstances foreseen in DTR5.2.1 (h), the proxy holder, if he can exercise the voting rights at his discretion, and the shareholder who has given his proxy to the proxy holder allowing the latter to exercise the voting rights at his discretion.

(iv) Applicable in the cases provided for in DTR 5.2.1 (b) to (h). This should be the full name of the shareholder who is the counterparty to the natural person or legal entity referred to in DTR5.2.

(v) The date of the transaction should normally be, in the case of an on exchange transaction, the date on which the matching of orders occurs; in the case of an off exchange transaction, date of the entering into an agreement.

The date on which threshold is crossed should normally be the date on which the acquisition, disposal or possibility to exercise voting rights takes effect (see DTR 5.1.1R (3)). For passive crossings, the date when the corporate event took effect.

(vi) Please refer to the situation disclosed in the previous notification, In case the situation previous to the triggering transaction was below 3%, please state 'below 3%'.

(vii) If the holding has fallen below the minimum threshold , the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is less than 3%.

For the case provided for in DTR5.2.1(a), there should be no disclosure of individual holdings per party to the agreement unless a party individually crosses or reaches an Article 9 threshold. This applies upon entering into, introducing changes to or terminating an agreement.

[viii] Direct and indirect

[ix] In case of combined holdings of shares with voting rights attached 'direct holding' and voting rights 'indirect holdings', please split the voting rights number and percentage into the direct and indirect columns-if there is no combined holdings, please leave the relevant box blank.

[x] Voting rights to shares in respect of which the notifying party is a direct shareholder (DTR 5.1)

[xi] Voting rights held by the notifying party as an indirect shareholder (DTR 5.2.1)

[xii] If the holding has fallen below the minimum threshold, the notifying party should not be obliged to disclose the extent of the holding, only that the new holding is below 3%.

[xiii] date of maturity / expiration of the finical instrument i.e. the date when the right to acquire shares ends.

[xiv] If the financial instrument has such a period-please specify the period- for example once every three months starting from the (date)

[xv] The notification should include the name(s) of the controlled undertakings through which the voting rights are held. The notification should also include the amount of voting rights and the percentage held by each controlled undertaking, insofar as individually the controlled undertaking holds 5% or more, and insofar as the notification by the parent undertaking is intended to cover the notification obligations of the controlled undertaking.

[xvi] This annex is only to be filed with the competent authority.

[xvii] Whenever another person makes the notification on behalf of the shareholder or the natural person/legal entity referred to in DTR5.2 and DTR5.3

25 June 2009

Share awards

This disclosure has been made in accordance with Disclosure Rule 3.1.4. of the Disclosure Rules.

The following awards have been made under the J Sainsbury plc Deferred Bonus Plan 2006:

Board Directors

Name	Date of Grant	Deferred Bonus Share Award (1)	Total number of shares held following this allocation	Maximum Matching Share Award (2)	First Exercise Date (3)	Last Exercise Date
Mike Andrew Coupe	24 June 2009	11,640	422,518	39,460	May 2012	May 2014
Justin Matthew King	24 June 2009	81,319	630,413	275,658	May 2012	May 2014
Darren Mark Shapland	24 June 2009	24,030	466,518	81,460	May 2012	May 2014

Key Management Personnel

Name	Date of Grant	Deferred Bonus Share Award (1)	Total number of shares held following this allocation	Maximum Matching Share Award (2)	First Exercise Date (3)	Last Exercise Date
Diana Harding	24 June 2009	17,816	60,421	60.396	May 2012	May 2014

(1) Deferred Share Award has been allocated, net of income tax and national insurance, by Computershare Trustees (C.I.) Limited, the Company's Employee Share Ownership Trust to each participant at nil cost per ordinary share of 28 4/7 pence each.
(2) The maximum share award, is the maximum matching share award that would become exercisable provided that the Company achieves first position within the comparator group. The Company's relative performance is determined by reference to total shareholder return.
(3) Following the Preliminary Results announcement in 2012.
(4) Awards have been made over ordinary shares of 28 4/7 pence for nil consideration.

The following awards have been made under the J Sainsbury plc Long Term Incentive Plan 2006:

Board Directors

Name	Date of Grant	Core Share Award (1)	Maximum Share Award (2)	First Exercise Date (3)	Last Exercise Date
Mike Andrew Coupe	24 June 2009	64,711	258,844	May 2012	May 2014
Justin Matthew King	24 June 2009	142,746	570,984	May 2012	May 2014
Darren Mark Shapland	24 June 2009	71,056	284,224	May 2012	May 2014

Key Management Personnel

Name	Date of Grant	Core Share Award (1)	Maximum Share Award (2)	First Exercise Date (3)	Last Exercise Date
Roger Michael Burnley	24 June 2009	50,119	200,476	May 2012	May 2014
Gwyn Burr	24 June 2009	50,119	200,476	May 2012	May 2014
Timothy Fallowfield	24 June 2009	31,721	126,884	May 2012	May 2014
Dido Harding	24 June 2009	48,851	195,404	May 2012	May 2014
Luke Jensen	24 June 2009	48,851	195,404	May 2012	May 2014
John Rogers	24 June 2009	34,259	137,036	May 2012	May 2014
Neil Sachdev	24 June 2009	40,095	160,380	May 2012	May 2014
Imelda Walsh	24 June 2009	41,872	167,488	May 2012	May 2014

(1) Core award
(2) The maximum share award, which would become exercisable if the performance conditions (return on capital employed and growth in cash flow per share) are met in full. The J Sainsbury plc Long-Term Incentive Plan 2006 is a nil cost option plan
(3) Following the Preliminary Results announcement in 2012.
(4) Awards have been made over ordinary shares of 28 4/7 pence for nil consideration.

Enquiries:

Investor Relations
Elliot Jordan
+44 (0) 20 7695 4931

Media
Pip Wood
+44 (0) 20 7695 6127